UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Information To Be Included In Statements Filed Pursuant To Rule 13d-1(a) and
Amendments Thereto Filed Pursuant To Rule 13d-2(a)

Vornado Realty Trust
(Name of Issuer) Common Shares of Beneficial Interest, $0.04 par value per share
(Title of Class of Securities) 929042109
(CUSIP Number) William G. Farrar Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) December 29, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

Exhibit Index Appears on Page 10

SCHEDULE 13D

CUSIP No. 929042109		Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Interstate Properties 22-1858622
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,603,548
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 5,603,548
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,603,548
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. 929042109		Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven Roth
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,028,389
	8	SHARED VOTING POWER 5,603,548
	9	SOLE DISPOSITIVE POWER 3,028,389
	10	SHARED DISPOSITIVE POWER 5,603,548
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,631,937
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 929042109		Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Russell B. Wight, Jr.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 491,047
	8	SHARED VOTING POWER 5,603,548
	9	SOLE DISPOSITIVE POWER 491,047
	10	SHARED DISPOSITIVE POWER 5,603,548
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,094,595
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 929042109		Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Mandelbaum
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,449,290
	8	SHARED VOTING POWER 5,603,548
	9	SOLE DISPOSITIVE POWER 3,449,290
	10	SHARED DISPOSITIVE POWER 5,603,548
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,052,838
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Interstate Properties, a partnership organized under the laws of New Jersey (“Interstate”), and Steven Roth, Russell B. Wight, Jr. and David Mandelbaum, each of whom are general partners of Interstate (collectively with Interstate, the “Reporting Persons”), hereby amend their Statement on Schedule 13D filed with respect to the common shares of beneficial interest, par value $0.04 per share (the “Shares”), of Vornado Realty Trust, a real estate investment trust organized under the laws of the State of Maryland (the “Company”).  This Amendment No. 6 to Schedule 13D of the Reporting Persons (“Amendment No. 6”) amends the Statement on Schedule 13D of the Reporting Persons filed on May 6, 1993 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D of the Reporting Persons filed on April 22, 1997 (“Amendment No. 1”), as further amended by Amendment No. 2 to Schedule 13D of the Reporting Persons filed on May 30, 2002 (“Amendment No. 2”), as further amended by Amendment No. 3 to Schedule 13D of the Reporting Persons filed on October 7, 2005 (“Amendment No. 3”), as further amended by Amendment No. 4 to Schedule 13D of the Reporting Persons filed on November 26, 2008 (“Amendment No. 4”), and as further amended by Amendment No. 5 to Schedule 13D of the Reporting Persons filed on March 2, 2009 (“Amendment No. 5”), only with respect to those items listed below:

Item 3.	Source and Amount of Funds or Other Consideration.

Information with respect to the acquisition of Shares by the Reporting Persons is set forth in Item 5 below and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a), (b) and (e).  As of the close of business on January 3, 2012, Interstate owned in the aggregate 5,603,548 Shares, which constitutes approximately 3.0% of the outstanding Shares, based on approximately 184,493,068 of such Shares outstanding on September 30, 2011, as reported on the cover page of the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2011. As general partners of Interstate, Messrs. Roth, Wight and Mandelbaum may be deemed to share the power to vote or to direct the vote or to dispose or to direct the disposition of the 5,603,548 Shares held by Interstate. Each partner has the sole power to vote or to direct the vote and/or to dispose or to direct the disposition of the Shares held by each partner directly or in such partner’s charitable foundation or family trust, as the case may be.

As of the close of business on January 3, 2012, Mr. Roth owned directly 2,705,462 Shares (which includes (i) options currently exercisable or that will be exercisable within 60 days of the date hereof, for 434,661 Shares, (ii) 29,829 Class A Units of Vornado Realty L.P. that are redeemable by Mr. Roth for 29,829 Shares or, at the Company’s option, cash equal to the value of those Shares, and (iii) 52,801 long-term incentive units granted under the Company’s omnibus share plans that are currently vested and redeemable by Mr. Roth for 52,801 Shares or, at the Company’s option, cash equal to the value of those Shares) and had the right to vote and/or dispose of 3,873 Shares held in a charitable foundation and 319,054 Shares held in grantor trusts, for an aggregate of 8,631,937 Shares or 4.7% of the outstanding Shares, which amount includes the 5,603,548 Shares held by Interstate. As of the close of business on January 3, 2012, Mr. Wight owned 482,552 Shares directly (which includes (i) 452 long-term incentive units granted under the Company’s omnibus share plans that are currently vested and redeemable by Mr. Wight for 452 Shares or, at the Company’s option, cash equal to the value of those Shares and (ii) 30 Class A Units of Vornado Realty L.P. that are redeemable by Mr. Wight for 30 Shares or, at the Company’s option, cash equal to the value of those Shares) and had the right to vote and dispose of 8,495 Shares held in a charitable foundation, for an aggregate of 6,094,595, or 3.3% of the outstanding Shares, which amount includes the 5,603,548 Shares held by Interstate.  As of the close of business on January 3, 2012, Mr. Mandelbaum owned 418,036 Shares directly (which includes (i) 452 long-term incentive units granted under the Company’s omnibus share plans that are currently vested and redeemable by Mr. Mandelbaum for 452 Shares or, at the Company’s option, cash equal to the value of those Shares and (ii) 30 Class A Units of Vornado Realty L.P. that are redeemable by Mr. Mandelbaum for 30 Shares or, at the Company’s option, cash equal to the value of those Shares) and had the right to vote and/or dispose of 3,031,254 Shares held in a limited partnership with respect to which Mr. Mandelbaum is the sole general partner and three qualified trusts and Mr. Mandelbaum are the sole limited partners, for an aggregate of 9,052,838 Shares, or 4.9% of the outstanding Shares, which amount includes the 5,603,548 Shares held by Interstate.  While Interstate and its partners may be considered a group, Interstate disclaims any beneficial ownership of the Shares held by its partners individually and each partner disclaims any beneficial ownership of the Shares held individually by the other partners.

Following the disposition by Mr. Roth on December 29, 2011, none of the Reporting Persons has beneficial ownership of 5% or more of the Shares.  As of the close of business on January 3, 2012, the Reporting Persons are not party to an agreement to act together for the purpose of holding, voting, acquiring or disposing of Shares.

(c) During the last 60 days, the following transactions in the Shares were effected by Interstate or any of its three partners:

On November 24, 2011, Mr. Roth disposed of 14,902 Shares indirectly owned by him as a result of a disposition by a grantor retained annuity trust pursuant to the terms of such trust.

On December 29, 2011, Mr. Roth exercised options in respect of 248,704 Shares at a price of $41.5241 per Share and acquired 58,691 Shares as a result of such exercise after paying to the Company the exercise price in respect of such options with 134,259 Shares and paying to the Company the withholding taxes associated with such exercise with 55,754 Shares.

On December 29, 2011, Mr. Roth exercised options in respect of 265,061 Shares at a price of $41.285 per Share and acquired 62,900 Shares as a result of such exercise after paying to the Company the exercise price in respect of such options with 142,265 Shares and paying to the Company the withholding taxes associated with such exercise with 59,896 Shares.

On December 29, 2011, Mr. Roth exercised options in respect of 249,419 Shares at a price of $41.4048 per Share and acquired 57,946 Shares as a result of such exercise after paying to the Company the exercise price in respect of such options with 134,259 Shares and paying to the Company the withholding taxes associated with such exercise with 57,214 Shares.

On December 30, 2011, Mr. Roth disposed of the 41,960 Shares indicated below in the open market through a broker-dealer at the price per Share indicated below resulting in net proceeds of $3,236,338:

Number of Shares Sold	Price Per Share ($)
200	77.00
200	77.01
200	77.02
100	77.04
300	77.05
700	77.06
300	77.07
394	77.08
500	77.09
4,900	77.10
5,306	77.11
2,000	77.12
1,500	77.13
1,100	77.14
4,455	77.15
1,005	77.16
400	77.17
4,200	77.18

Number of Shares Sold	Price Per Share ($)
4,600	77.19
1,300	77.20
200	77.21
200	77.22
800	77.23
200	77.24
2,300	77.25
2,258	77.26
642	77.27
300	77.28
100	77.29
1,100	77.30
200	77.31

On January 3, 2012 Mr. Roth disposed of the 132,735 Shares indicated below in the open market through a broker-dealer at the price per Share indicated below resulting in net proceeds of $10,251,179:

Number of Shares Sold	Price Per Share ($)
100	77.40
400	77.39
725	77.38
990	77.37
1,546	77.36
6,636	77.35
1,421	77.34
534	77.33
1,019	77.32
982	77.31
500	77.30
1,850	77.29
1,105	77.28
800	77.27
1,811	77.26
112,316	77.25

Item 7.	Material to be Filed as Exhibits.

No exhibits included with this Amendment No. 6.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:  January 9, 2012

INTERSTATE PROPERTIES

By:	/s/ STEVEN ROTH
	Name:	Steven Roth
	Title:	Managing General Partner

STEVEN ROTH

/s/ STEVEN ROTH
	Name:	Steven Roth

RUSSELL B. WIGHT, JR.

/s/ RUSSELL B. WIGHT, JR.
	Name:	Russell B. Wight, Jr.

DAVID MANDELBAUM

/s/ DAVID MANDELBAUM
	Name:	David Mandelbaum

EXHIBIT INDEX

No exhibits included with this Amendment No. 6.